4700 Homewood Court, Suite 100, Raleigh, NC 27609 USA
USA TEL: 1-888-406-2713

ap@americatowne.com

November 3, 2015

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D. C. 20549

Attention:  Larry Spirgel, Assistant Director
Paul Fischer, Attorney-Advisor
Celeste M. Murphy, Legal Branch Chief

Re:  AmericaTowne, Inc.
Registration Statement on Form S-1/A
File No. 000-55206
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Spirgel:

          Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, AmericaTowne, Inc., a Delaware corporation (the "Registrant") hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 000-55206), as amended (the "Registration Statement"), so that it may become effective at 4:00 p.m. Eastern Daylight Time on November 5, 2015, or as soon as practicable thereafter.

          The Registrant hereby authorizes Anthony R. Paesano, of Paesano Akkashian Apkarian, PC, to orally modify or withdraw this request for acceleration.

          The Registrant hereby acknowledges that:

(i) Should the Securities and Exchange Commission (the "Commission") of the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) The Registrant may not assert comments of the Commission of the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          We request that we be notified of such effectiveness by a telephone call to Mr. Paesano, or in his absence, Brian M. Akkashian at (248) 792-6886. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Mr. Paesano at the email identified below or by facsimile at (248) 792-6885.

          Thank you for your continued assistance.

Best Regards,

AmericaTowne, Inc.

Alton Perkins
By: Alton Perkins
Its: Chairman of the Board, President
Chief Executive Officer, Treasurer and
Chief Financial Officer

cc:           Anthony R. Paesano (apaesano@paalawfirm.com)